FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Acquisition of the Saltend power plant in the U.K. from Calpine Corporation

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 31, 2005

Commission File Number      09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑     Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Acquisition of the Saltend power plant in the U.K. from Calpine Corporation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2005

MITSUI & CO., LTD.
By:	/s/ Kazuya Imai
	Name:	Kazuya Imai
	Title:	Senior Executive Managing Officer Chief Financial Officer

31st May, 2005
Mitsui & Co., Ltd

For Immediate Release
To whom it may concern

Acquisition of the Saltend power plant in the U.K. from Calpine Corporation

On 28th May (Sat), 2005, Mitsui & Co., Ltd. (“Mitsui”), in partnership with International Power plc. (“International Power”) (one of the largest electric utility companies in the U.K.), signed a contract in London, U.K., for the acquisition of Saltend thermal power plant (“Saltend Power Plant”), a highly efficient 1,200 MW large-sized gas fired combined cycle power station, with Calpine Corporation, one of the largest power generating companies in the U.S.A. Mitsui’s ownership share is 30% (360 MW), and the remaining share is owned by International Power. The total acquisition price is approximately GBP 490 million (¥965 billion), of which approximately GBP 215 million (¥423 billion) is an investment by Mitsui and International Power, of which Mitsui’s share is estimated to be approximately GPB 65 million (¥128 billion). The remaining approximately GBP 275 million (¥542 billion) is expected to be procured through project finance arranged by commercial lenders.

Mitsui, together with International Power, completed the acquisition of an overseas power plant portfolio from Edison Mission Energy (U.S.A.) last year and are operating First Hydro power station (2,088 MW) and Derwent gas-fired combined cycle power station (214 MW) in the U.K. The U.K. Markets mostly based on bilateral contracts are well established in the field of the electricity market in the U.K. From close cooperation with International Power, which has significant market know-how based on many years of experience in the U.K. market, we expect synergy effects between Saltend Power Plant and existing power plants in the U.K. from the viewpoint of operation and management of portfolio assets and think that that will much contribute much to enhancing the value of power plants in the U.K.

In view of increasing concern in the U.K. about clean energy, we regard the Saltend Power Plant, which is an environment friendly and highly efficient thermal power plant, as a significant acquisition. Mitsui regards the U.K. market as a continually important one for Mitsui and intends to establish electrical supply chains in emerging electrical power business fields by participating in related business, such as sales of electricity and procurement of fuels.

In addition, Mitsui’s share of generation capacity including Saltend Power Plant has raised to 3,200 MW, making Mitsui one of the leading IPPs (independent power producers) in Asia.

For further information, Please contact
Mitsui & Co., Ltd.
     Corporate Communications Division
          Tel: +81-3-3285-7564
     Investor Relations Division
          Tel: +81-3-3285-7910

May 31, 2005

Acquisition of the Saltend power plant in the U.K. from Calpine Corporation

1. Summary

Description of Business	:	Sales of electricity in the U.K. Market until 2040
Generation Capacity	:	Gas-fired combined cycle 1,200 MW
Operation Date	:	November, 2000
Project Sight	:	Northeastern region of the U.K. (Area: Hull)
Total Acquisition Cost	:	Approx. £490 mil (¥96.5 bil)
Debt/Equity Structure	:	Equity approx. £215mil (¥42.3bil)
	:	Project Finance approx. £275mil (¥54.2bil)
Shareholders	:	Mitsui & Co., Ltd. 30% approx. £65mil (¥12.8bil)
	:	International Power 70% approx. £150mil (¥29.5bil)
Site Map	:

2. Acquisition Structure

May 31, 2005

3. Electricity Market in the U.K.

•	Total generating capacity is approx. 79,000 MW (a third of Japan’s). Total capacity consists of gas-fired thermal (35%), coal-fired thermal (35%), nuclear (15%) and others (oil, hydro, etc) (15%).

•	Bilateral dealing markets are well established in the field of merchant sales of electricity.

•	Total demand of electricity is expected to grow by 1-2% p.a.

•	As concern about the environment increases and regulations on environmental load become strict, it will be difficult to construct new power plants. On the other hand, sources of renewable energy, such as offshore wind farms, are actively being installed.

4. Overview of Partner “International Power”

•	As one of the largest IPP companies in the U.K., their total capacity is 17,400 MW (Mar, 2005).

•	International Power was established in 2000 as a result of the privatization and splitting up of the CEGB (Central Electricity Generating Board).

•	Turnover in 2004FY was GBP 768 million.

5. Overview of Seller “Calpine Corporation”

•	As one of the largest IPP companies in the U.S., their total capacity is 26,700 MW (Mar, 2005).

•	They were established in 1984.

•	Turnover in 2004FY was USD 9,230 million.

6. Our Power Generation Assets in the U.K.

Gross Generating Capacity:	3,502MW
Net Generating Capacity:	1,058MW

7. Our Power Generation Portfolio (Total: approx. 3,200 MW)

Mitsui’s Portfolio by Region	Mitsui’s Portfolio by Fuel